Exhibit 77D(b)
Exhibit 77D(c)


Investment restriction number 3 regarding percentage of assets invested in any one issuer and percentage of voting securities of any one issuer for the Loomis Sayles Strategic Income Fund, as provided in the IXIS Advisor Income Funds SAI Part I dated May
1, 2006, was amended effective May 22, 2006. The amended investment restriction is as follows:

(3)	With respect to 75% of its total assets, purchase any
security if, as a result, more than 5% of its total assets (based on current value) would be invested in securities of a single issuer or acquire more than 10% of the outstanding voting securities of any issuer ( in each case excluding U.S. government securities, cash and cash equivalents and the securities of other Investment companies).